                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)



                             CITIZENS CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 01-174533109
                        ------------------------------
                                (CUSIP Number)

                                   COPY TO:

    John F. Kelly, Esq.                                 Lauren I. Norton, Esq.
    440 Lincoln Street                                      Ropes & Gray
Worcester, Massachusetts  01653                        One International Place
      (508) 855-1000                                Boston, Massachusetts  02110
                                                           (617) 951-7000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 14, 1998
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                 ---------------------
 CUSIP NO. 01-174533109            SCHEDULE 13D            Page 2 of 6 Pages
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON: ALLMERICA FINANCIAL CORPORATION
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3263626


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
                                    BK, WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.                                 Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            100 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             100 shares of Common Stock

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      100 shares of Common Stock

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      100.0 percent of Common Stock

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                      HC

------------------------------------------------------------------------------

     This Amendment No. 1 (the "Amendment") to Schedule 13D amends and supplements the report contained in the Tender Offer Statement on Schedule 14D-1 originally filed on November 2, 1998, as amended (the "Schedule 14D-1"), by Allmerica Financial Corporation, a Delaware corporation ("AFC") and Citizens Acquisition Corporation, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of AFC, with respect to the Purchaser's tender offer (the "Offer") for all outstanding shares of common stock, par value $0.01 per share (the "Shares") of Citizens Corporation, a Delaware corporation (the "Company") at $33.25 per Share, net to the seller in cash. Pursuant to Instruction F to
Schedule 14D-1, the final amendment to the Schedule 14D-1, filed on December 3, 1998 satisfied the reporting obligations of AFC and the Purchaser under Section 13(d) of the Securities Exchange Act of 1934 with respect to all securities acquired by the Purchaser in the Offer. Accordingly, the Schedule 14D-1 and all exhibits thereto are incorporated herein by reference in their entirety. All capitalized terms used in this Amendment and not otherwise defined therein shall have the meanings ascribed to such terms in the Schedule 14D-1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     On December 14, 1998, the Purchaser filed with the Secretary of State of the State of Delaware a Certificate of Ownership and Merger effecting the merger of the Purchaser with and into the Company (the "Merger"). Pursuant to the terms of the Merger, each issued and outstanding Share of the Company and each Share held in the Company's treasury was canceled and each issued and outstanding share of the Purchaser, par value $.01 per share, was converted into one fully paid and nonassessable share of common stock, par value $.01 per share, of the Company. Pursuant to the terms of the Merger, the Company was the surviving entity in the Merger. As a result of the Merger, AFC now beneficially owns
100% of the outstanding shares of common stock of the Company.

     On December 14, 1998, AFC issued a press release announcing the Merger. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference in its entirety.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Press Release issued on December 14, 1998.


                               Page 3 of 6 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 22, 1998        ALLMERICA FINANCIAL CORPORATION


                                By: /s/ Edward J. Parry, III
                                   -------------------------------------
                                    Name: Edward J. Parry, III
                                    Title: Vice President, Treasurer and
                                           Chief Financial Officer



                               Page 4 of 6 Pages

                                 EXHIBIT INDEX

                                    EXHIBITS
                                    --------

         99.1  Press release dated December 14, 1998.




                               Page 5 of 6 Pages